Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Life Imaging Fla, Inc.
1981 W. Hillsboro Blvd.
Deerfield Beach , FL 33442
https://www.lifeimagingfla.com/

Up to $3,000,000.00 in Common Stock at $4.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Life Imaging Fla, Inc.
Address: 1981 W. Hillsboro Blvd. , Deerfield Beach , FL 33442
State of Incorporation: DE
Date Incorporated: July 17, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 2,500 shares of Common Stock
Offering Maximum: $3,000,000.00 | 750,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.00
Minimum Investment Amount (per investor): $248.00

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Company Perks*

Early Bird

First 7 days - 10% bonus shares

Next 30 days - 5% bonus shares

Volume

$248+ - Thank you Tier! Featured on our website.

$1,000+ - 2 Free heart scans ($700 value!)

$2,500+ - 2 Free full-body scans includes heart scan ($3,800 value!)

$5,000+ - VIP tier + 5% Bonus shares: Full 2 years of all scans the full body and heart scans total of 4 FB scans includes heart scan, they can give 2 away to family member or friend or do two each over 2 years.

$20,000+ - Florida Fort Lauderdale 3 days, 2 nights beach resort stay and two full body and heart scan packages + 10% bonus shares

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Life Imaging, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 Common Stock shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

The Company provides preventative screenings for the early detection for two of the leading causes of death globally, heart disease and cancer. The Company is able to provide these screenings through the use of a low dose GE ct Scanner. We are leasing a General Electric Lightspeed VCT 64 with ASIR CT Scanner to provide these preventive screenings for the early detection of heart disease and cancer. We have developed a unique proprietary model that makes heart and full-body cancer screening affordable for everyone. These early detection screenings can save lives.

Life Imaging Fla is a corporation organized under the laws of the state of Delaware. The Company's business model consists of direct marketing & medical focused on baby boomer's age 45-75. Our program/services can be sold direct to consumers all over the US starting in South Florida in our Flagship location. We blanket the market with Radio, TV, and social media marketing offering free heart scans valued at over $500, and we upsell cancer screening when they come to our facility. The Company has a unique business model both in marketing and services provided, providing preventative screening for the early detection of heart disease & cancer. Medicine is typically reactive which often times can be to late. We have developed a way to make preventative screening for the two biggest killers of humans, heart disease and cancer, both effective & affordable for everyone. We literally are saving lives on a regular basis either daily, weekly, or monthly.

Life Imaging Fla, Inc. was initially organized as Life Scan LLC in Florida on November 26, 2018, and Life Imaging Fla, Inc. changed its name and converted into a Delaware corporation on July 17, 2019.

Competitors and Industry

The Company has taken a direct marketing approach that has allowed us to blanket a market & reach potential clients about our life saving preventive screenings that are now affordable for everyone. Our unique, proactive business model allows for our

screenings that potentially save lives rather than relying on the reactive medicine. In most cases, medical insurance will not pay for preventive screenings for heart disease or cancer. Our unique and affordable business model can save lives by providing effective affordable access to preventative heart disease and cancer screenings. We are one of only two companies in the United States with this all-cash pay affordable screening system that we are aware off. The other company is owned by a friend of mine and is operating in one city only.

Current Stage and Roadmap

We have now opened our beautiful Flagship location in South Florida. The Company believes this is an ideal market. It is the 8th largest market in the US with over 7 million people and full of Baby Boomers that have retired well in South Florida, and they would like to have a happy, healthy retirement. These Baby Boomers, men and women between the age of 45-75, are our ideal customers. South Florida has a average high median income of approximately $72,000. The South Florida market includes Miami, Ft Lauderdale, Pompano Beach, West Palm Beach, and Boca Raton, to name just a few of the cities. This area is collectively known as the "Gold Coast". The "Gold Coast" is one of the nation's leading wealthiest retirement areas in the U.S. and ideal for Life Imaging.

In August 2020, we signed a five-year lease agreement for our offices at 1981 W. Hillsboro Blvd., Deerfield Beach, FL 33442. In October 2020, the company entered into a Security Agreement with Atlantis Worldwide, LLC to lease a General Electric Lightspeed VCT 64 with ASIR CT Scanner for a sixty month term. Additionally, on March 10, 2021, the Company entered into a Professional Service Agreement (Reading Services) Southeast Diagnostic Reading Services, Inc. DBA SEDRS, Inc. for the diagnostics readings of scans performed by the company. The term of the agreement shall be from March 10, 2021 to March 10, 2022 and will extend automatically for additional one year periods.

The Team

Officers and Directors

Name: J. Thomas Graham

J. Thomas Graham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, President, CEO, COO, CFO, and Secretary
  Dates of Service: November 26, 2018 - Present
  Responsibilities: Running the day to day operations of the business. Overseeing all aspects of the business, sales, marketing, business development. Salary is $250,000. Tom works full time 40-60 hours per week at Life imaging Fla.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections
There can be no assurance that the company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product as we have a unique business model without extensive history. If there is limited acceptance of our business and the services we offer, our financial results will be negatively impacted.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The company may be acquired by an existing player in the Health industry or any entity wanting to invest in our company. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Minority Holder; Securities with Voting Rights
The Equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine

instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are an early stage company and have not yet generated any profits

Life Imaging was formed on 07/31/2019 . Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Life Imaging has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our founder has control over all stockholder decisions because he controls our voting stock, including a substantial majority of our Common Stock and all of our Series X Preferred Stock.

As a result of the Common Stock that he holds, J. Thomas Graham, our founder and Chief Executive Officer will be able to exercise voting rights with respect to an aggregate of 1,500,000 shares of Common Stock, which will represent approximately 69.5% of the voting power of our outstanding capital stock immediately following this offering.The Common Stock issued in this offering will not dilute our founder's voting control because the Series X Preferred Stock held by our founder has superior voting rights to all the Common Stock issued and outstanding. As a result, Mr. Graham has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

We have little operating history, which may make it difficult for you to evaluate the potential success of our business and to assess our future viability

The company began operations as Life Scan LLC, a limited liability company organized in the State of Florida on November 26, 2018. On July 17, 2019 the company converted from Life Scan LLC to Life Imaging Fla, Inc., a Delaware corporation. The company has incurred a net loss and has had not generated any revenue from inception through the periods covered by the company's audited financial statements. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The auditor has issued included a "going concern" note in the audited financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the company cannot raise sufficient funds, it will not succeed.
The company is offering Common Stock in the amount of up to $3,000,000 in this offering, with a minimum funding goal of $10,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

The company depends on key personnel and faces challenges recruiting needed personnel.
The company's future success depends on the efforts of a small number of key personnel, specifically its founder J. Thomas Graham. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

The company depends on one primary product.
The company depends on the General Electric Lightspeed VCT 64 with ASIR CT Scanner that is currently being leased to perform preventative screenings for our customer base. The company's survival in the near term depends upon being able to utilize the General Electric Lightspeed VCT 64 with ASIR CT Scanner on a daily basis in order to perform a sufficient number of preventative scans on customers to make a profit and pay for the leased equipment. The company's current customer base is still small and the company will only succeed if it can attract more customers for its preventative screenings.

The company depends on several agreements.
In October 2020, the company entered into a Security Agreement with Atlantis Worldwide, LLC to lease a General Electric Lightspeed VCT 64 with ASIR CT Scanner for a sixty month term. If the company does not make payments according to the terms of the lease agreement, we could lose the CT scanner and be unable to perform our preventative screening services. On March 10, 2021 the company entered into a Professional Service Agreement (Reading Services) Southeast Diagnostic Reading Services, Inc. DBA SEDRS, Inc. for the diagnostics readings of scans performed by the company. The term of the agreement shall be from March 10, 2021 to March 10, 2022 and will extend automatically for additional one year periods. If Southeast Diagnostic Reading Services, Inc. elects not to renew this agreement with us, the company will not have a guaranteed source that can read the preventative screenings performed at our office.

The company will depend upon strategic relationships to develop, exploit, and attract customers to its products and services. If these relationships are not successful, the company may not be able to capitalize on the market potential of these products.

The near and long-term viability of the company's products will depend, in part, on its ability to successfully establish new strategic collaborations with hospitals, insurance companies, and government agencies. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the company's financial, regulatory, or intellectual property position. If the company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

Competitors may be able to call on more resources than the company.

While the company believes that there is no one in the Miami metro market operating with our business model, it is not the only way to address the issues/needs of affordable preventative screenings for heart disease and cancer, and the company may have to compete with a number of other approaches and direct competitors that may enter the Miami metro market. Additionally, these competitors may replicate Life Imaging's business practices and directly compete with us or our reading services. These competitors may be better capitalized than Life Imaging, which would give them a significant advantage.

The company does not have any insurance.

The company does not currently have any insurance in place for the company or its officers. There can be no assurance that insurance will be available or sufficient to cover any risks faced by the company. If the Company suffers an uninsured loss, all or a substantial portion of the company's funds may be lost. In addition, all of the assets of the company may be at risk in the event of an uninsured liability to third parties.

Our valuation and our offering price have been established internally and are difficult to assess.

Life Imaging Fla, Inc. has set the price of its Common Stock at $4.00 per share. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

You can't easily resell the securities.

There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The company's management has discretion as to use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class B Non-Voting Common Stock hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.

In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements., may include covenants that give creditors greater rights over the financial resources of the company.

The company's results of operations may be negatively impacted by the coronavirus outbreak.

The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the Severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.

The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Class B Non-Voting Common Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Class B Non-Voting Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
J. Thomas Graham	1,500,000	Common Stock	69.5
J. Thomas Graham	1	Series X Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series X Preferred Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 750,000 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 2,157,090 outstanding.

Voting Rights

1 vote per share of Common Stock

Material Rights

There are no material rights associated with Common Stock.

Series X Preferred Stock

The amount of security authorized is 1 with a total of 1 outstanding.

Voting Rights

Other than as set forth in Section 1(h) and Section 1(i), the one share of Series X Preferred Stock shall have a number of votes at any time equal to (i) the total number of votes then held or entitled to be made by all other equity securities of the Corporation, including, without limitation, the common stock, par value $0.0001 per share, of the Corporation (the "Common Stock"), debt securities of the Corporation or pursuant to any other agreement, contract or understanding of the Corporation, plus (ii) one (1). The Series X Stock shall vote on any matter submitted to the holders of the Common Stock, or any class thereof, for a vote, and shall vote together with the Common Stock, or any class thereof, as applicable, on such matter for as long as the share of Series X Preferred Stock is issued and outstanding. The Series X Preferred Stock shall not have the right to vote on any matter as to which solely another class of Preferred Stock of the Corporation is entitled to vote pursuant to the certificate of designations of such other class of Preferred Stock of the Corporation.

Section 1(c). No Transfer. The Share of Series X Stock may be transferred by the original Series X Holder to whom such share of Series X Stock is initially issued by the Corporation, and any attempted transfer of any such share of Series X Stock, whether voluntary or by operation of law or otherwise, shall be void ab initio and of no force or effect and the Corporation shall not recognize the purposed transferee thereof as the holder of the share of Series X Stock, and such share of Series X Stock shall be deemed automatically redeemed by the Corporation as of immediately prior to any such transfer or attempted transfer, and the Series X Holder shall thereafter be entitled to receive solely a redemption price of $1.00 therefor.

(d) No Conversion. The Series X Stock shall not be convertible into shares of any other class of stock of the Corporation.

(e) No Dividends. The Series X Stock shall not be entitled to receive any dividends paid on any other class of stock of the Corporation.

(f) No Preferences upon Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntarily or involuntarily, a merger or consolidation of the Corporation wherein the Corporation is not the surviving entity, or a sale of all or substantially all of the assets of the Corporation, the Series X Stock shall not be entitled to receive any distribution of any of the assets or surplus funds of the Corporation and shall not participate with the Common Stock or any other class of stock of the Corporation therein.

(g) No Participation. The Series X Stock shall not participate in any distributions or payments to the holders of the Common Stock or any other class of stock of the Corporation.

(h) Amendment. Without first obtaining the affirmative vote or written consent of the Series X Stock, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of the Series X Holder and with the share of Series X Stock having one vote on such matter, the Corporation may not, and shall not, amend or repeal this Certificate of Designations, including by merger, consolidation or otherwise, and any such act or transaction entered into without such vote or consent shall be null and void ab initio, and of no force or effect.

(i) Protective Provisions. In addition to any other rights and restrictions provided under applicable law, without first obtaining the affirmative vote or written consent of the Series X Stock, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of the Series X Holder and with the share of Series X Stock having one vote on such matter either, the Corporation shall not amend or repeal any provision of, or add any provision to, the Corporation's Certificate of Incorporation or bylaws if such action would adversely alter or change the preferences, rights, privileges, or powers of, or restrictions provided for the benefit of, the Series X Stock, as reasonably determined and agreed in writing by Series X Holder pursuant to the vote as set forth above, and any such act or

transaction entered into without such vote or consent shall be null and void ab initio, and of no force or effect.

Preferred Stock

The amount of security authorized is 250,000 with a total of 0 outstanding.

Voting Rights

The voting powers pertaining to the Preferred Stock, or any series thereof, are determined by the Board in its sole discretion.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Common stock shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

• In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

• In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

• In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $150.00
  Number of Securities Sold: 1,500,000
  Use of proceeds: Incorporating the company
  Date: July 17, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,240,442.00
  Number of Securities Sold: 629,454
  Use of proceeds: The company used the funding for securing and furnishing its new building, acquiring its GE CT Scanner, radio advertising, relocating 4 employees from Tampa to South Florida, payroll, paying the radiologist to read the scans, paying a doctor to write the scripts for the customers, some travel and entertainment, etc.
  Date: October 28, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Fruci & Associates II, PLLC. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement. The following discussion also includes information based on our unaudited operating data for 2021 and is subject to change once we complete our fiscal year, prepare our financial statements and our accountant completes a financial review of those statements. The company's net revenues for the year ended December 31, 2020

and 2019 were $0 since the company is pre-revenue. Since January 1, 2021, the company has generated revenue in the amount of $532,097. This figure has not been audited and has been offset by our expenses over the same period.

The company's operating expenses consist of its operating lease, equipment lease, salaries, payments for professional services (reading services), marketing and advertising, utilities and general and administrative costs. Operating expenses in 2020 amounted to $360,630 and $18,661 in 2019. The primary components of this increase were due to:

● An increase in the General and Administrative expenses from $11,303 to $55,338.

● An increase in Advertising expenses from $449 to $147,533.

● An increase in Professional fees from $185 to $6,513.

● An increase in Rent expenses from $0 to $83,574.

● An increase in the Owners Compensation from $3,941 to $54,543.

The increase in expenses was due to fully operating a business this year.

As a result of the foregoing factors, the company's net loss from operations was $360,630 in 2020 and $18,661 in 2019.

Historical results and cash flows:

The Company is currently in the start up and growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are in start-up mode and not operating to full capacity yet and have been dealing with the pandemic for well over a year. Past cash was primarily generated through sales, equity investments. Our goal is to generate $100k a week from one location with multiple locations as part of scaling the business. As a medical company, the pandemic has certainly been a setback, although we have done quit well all things considered. We feel as the pandemic gets further behind us, we will excel even quicker. We are going to be hiring 2 or 3 more sales reps and scaling up the marketing after the holidays and going into 2022.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sales, sales only provide a fraction of the money needed to operate the company, and profits are not likely for some time.

Cash on hand is approximately $100,000 with another $30k in receivables.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company was initially capitalized by equity investments from its Founder/Chief Executive Officer and initial shareholder, J. Thomas Graham, in the amount of $150 from the issuance of 1,500,000 shares of Common Stock. During the year ended December 31, 2019, a shareholder of the company advanced funds in the amount of $13,600 for operations, which were repaid in 2020.

The funds from the Reg CF are critical to company operations as we are close to making a profit but not quite there yet.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this offering are important to the company in order to scale the business on an accelerated timetable. With an influx of customers and cash we believe that we will have sufficient capital available to consider opening additional locations.

Of the total funds that our Company has, approximately 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal of $3M.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises its minimum funding goal of $10,000, the Company will be able to operate one location for approximately 1 month.

Our monthly expenses are much higher that $10k, but we are generating revenue so together these funds will allow us to operate for approximately 1 month. Our rent is $13,700, payroll is running about $8k per week / $32k per month, radiologist expenses are approx. $10-15k per month, and radio advertising is approx. $25k a month. These are our biggest expenses. Then, we have incidentals like electric, phones, etc.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the full $3,000,000 in this offering, it will allow us to scale the company much quicker than planned and operate one location for approximately 12-24 months.

Are there any additional future sources of capital available to your company?

(Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the company has no other future plans to raise funds. If we raise the maximum amount in this offering, we expect to be fully funded for our planned growth.

Indebtedness

- **Creditor:** Office Space
  Amount Owed: $653,554.00
  Interest Rate: 5.0%
  Lease is 8/1/20 – 7/31/25 with an annual increase of 5%.

Related Party Transactions

Valuation

Pre-Money Valuation: $8,628,360.00

Valuation Details:

Life Imaging Fla, Inc. set its pre-money valuation based on the following:

We have now purchased our state-of-the-art low dose GE CT scanner and opened our beautiful 4,000 sq ft. flagship facility in South Florida. We are proprietary and unique in our business model, which sets us apart. We are among the only ones doing what we do in all of Florida and the US as far that goes. We are currently marketing on four different radio stations covering all of South Florida as well as extensive Facebook marketing. We have two TV commercials in the can that we start to run in November, one with Dr.Oz. We are in production for our 30-minute infomercial, which we will begin airing in January or February 2022. In addition, we have had several doctors reach out to us and are sending patients on a weekly basis. We have created quite a buzz in South Florida! To date, we have scanned 1,458 people. We have 105 people that have signed up for our Preferred Care Alliance Program for annual screenings. We have had steady growth, generating over $837,097 in revenue our first 7 months of operation. Our goal is $100,000+ a week, $5M a year in gross revenue. We will begin to look for other locations next year once we get to our $100k weekly goal here in our Flagship corporate office. As CEO of Life Imaging Fla, I have over 20 years of experience in starting, growing and selling successful businesses. We are very excited to have such amazing results in just 6 months of operation.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The Company has one class of stock with outstanding shares and has no outstanding

preferred stock, outstanding options, warrants, or other securities with a right to acquire shares, or any shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Please enter a description of this use of proceeds.

If we raise the over allotment amount of $3,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  32.0%
  Please enter a description of use of funds.

- *Marketing*
  23.5%
  Please enter description of use of funds.

- *Company Employment*
  22.0%
  Please enter a description of use of funds.

- *Office Space*
  19.0%
  Please enter description of use of funds.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.lifeimagingfla.com/ (www.Lifeimagingfla.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lifeimaging

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Life Imaging Fla, Inc.

[See attached]



LIFE IMAGING FLA, INC.

A Delaware Corporation

FINANCIAL REPORT

For the Two Years Ending December 31, 2020 and 2019

LIFE IMAGING FLA, INC.

FINANCIAL REPORT
December 31, 2020 and 2019

Table of Contents



F&A

INDEPENDENT AUDITORS' REPORT

To Management of Life Imaging FLA, Inc.
St. Petersburg, Florida

Opinion

We have audited the accompanying financial statements of (a Delaware corporation), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Life Imaging FLA, Inc as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Life Imaging FLA, Inc and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter Regarding Going Concern

As disclosed in Note 2 of the financial statements, the Company has not yet begun operations as of December 31, 2020, has incurred losses since inception, had net cash used in operations, and a working capital deficit. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Life Imaging FLA, Inc's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Life Imaging FLA, Inc's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC
Spokane, WA
July 13, 2021

LIFE IMAGING FLA, INC.
BALANCE SHEETS
For the Years Ended December 31, 2020 and 2019

	2020	2019
Assets		
Current assets:		
Cash	$ 2,488	$ -
Total current assets	2,488	-
Furniture and equipment, net	16,489	-
Equipment deposit	35,000	-
Security deposit	29,639	-
ROU - operating lease	654,851	-
Total assets	$ 738,467	$ -
Liabilities and stockholders' equity		
Current liabilities:		
Bank overdraft	$ -	$ 63
Accounts payable	10,118	-
ROU - operating lease liability (current portion)	118,304	-
Payroll tax liabilities	8,345	-
Advances - related party	-	13,600
Total current liabilities	136,767	13,663
Long-term liabilities:		
ROU - operating lease liability (non-current portion)	592,878	-
Total long-term liabilities	592,878	-
Total liabilities	729,645	13,663
Commitments & contingencies	-	-
Stockholders' equity		
Common stock, 4,000,000 shares authorized, $0.0001, par value; 1,752,890 and 1,509,629 shares issued and outstanding at December 31, 2020 and 2019, respectively	175	151
Additional paid-in capital	414,115	5,795
Subscription receivable	(26,177)	(948)
Accumulated deficit	(379,291)	(18,661)
Total stockholders' equity (deficit)	8,822	(13,663)
Total liabilities and stockholders' equity	$ 738,467	-

The accompanying notes are an integral part of these financial statements.

LIFE IMAGING FLA, INC.
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2020 and 2019

	2020	2019
Revenue	$ -	$ -
Operating expenses		
General and administrative	55,338	11,303
Professional fees	6,513	185
Advertising	147,533	449
Rent	83,574	-
Travel expenses	13,129	2,783
Owners compensation	54,543	3,941
Total operating expenses	360,630	18,661
Net loss before income taxes	(360,630)	(18,661)
Provision for income taxes	-	-
Net loss	$ (360,630)	$ (18,661)

The accompanying notes are an integral part of these financial statements.

LIFE IMAGING FLA, INC.
STATEMENTS OF STOCKHOLDERS EQUITY
For the Year Ended December 31, 2020 and 2019

	Common Stock		APIC	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount				
Balance - December 31, 2018	-	$ -	$ -	$ -	$ -	$ -
Issuance of founder shares	1,500,000	150	-	-	-	150
issuance of common stock for cash	9,629	1	5,795	(948)	-	4,848
Net loss	-	-	-	-	(18,661)	(18,661)
Balance - December 31, 2019	1,509,629	151	5,795	(948)	(18,661)	(13,663)
issuance of common stock for cash	243,261	24	408,320	(25,229)	-	383,115
Net loss	-	-	-	-	(360,630)	(360,630)
Balance - December 31, 2020	1,752,890	$ 175	$ 414,115	$ (26,177)	$ (379,291)	$ 8,822

The accompanying notes are an integral part of these financial statements.

5

LIFE IMAGING FLA, INC.
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities		
Net loss	$ (360,630)	$ (18,661)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Depreciation expense	9	-
Lease costs	56,331	-
Changes in operating assets and liabilities:		
Security Deposit	(29,639)	-
Payroll liability	8,345	-
Accounts payable	10,118	-
Bank overdraft	(63)	63
Related-Party Advances	(13,600)	13,600
Net cash used by operating activities	(329,129)	(4,998)
Cash flows from investing activities		
Payment for equipment deposit	(35,000)	-
Purchase of furniture and equipment	(16,498)	-
Net cash used by investing activities	(51,498)	-
Cash flows from financing activities		
Proceeds from issuance of common stock, net of offering costs	383,115	4,998
Net cash provided by financing activities	383,115	4,998
Net increase in cash and cash equivalents	2,488	-
Cash and cash equivalents, beginning	-	-
Cash and cash equivalents, ending	$ 2,488	$ -
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -
Non-cash transactions:		
Right-of-use asset obtained in exchange for new		
operating lease liability	$ 714,383	$ -

The accompanying notes are an integral part of these financial statements.

6

LIFE IMAGING FLA, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2020 and 2019

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Prior to converting to a C-Corp, the Company was initially an LLC whose inception date was November 26, 2018 under the jurisdiction of Florida. The Company converted to a C-Corp and changed its name to Life Imaging FLA, Inc. ("the Company") on July 15, 2019 under the laws of the State of Delaware, and is headquartered in St. Petersburg, Florida. The Company offers affordable, early detection and preventative screenings for heart disease and cancer using a low dose General Electric CT Scanner.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates, and those estimates may be material.

Risks and Uncertainties

As of December 31, 2020, the Company has not commenced operations. The Company's activities since inception include general startup expenses and efforts to raise capital and setting up their new location. Upon commencement of the planned, full-scale of operations, the Company will incur significant additional expenses relative to the market it is operating in. The Company is dependent upon additional capital resources for the commencement of its planned operations and is subject to significant risks and uncertainties; including failing to secure funding to execute the Company's plans or failing to profitably operate the business.

Revenue Recognition

The Company is not yet generating revenue.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $147,533 and $449 in advertising costs, respectively.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets, ranging from five to fifteen years. There was $9 and $0 of depreciation expense for the years ending December 31, 2020 and 2019, respectively.

Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in stockholders' deficit. If the offering is unsuccessful, such costs are expensed.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

LIFE IMAGING FLA, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2020 and 2019

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection.

The Company currently has an estimated tax net operating loss (NOL) of $379,291 for which it may receive future tax benefits. However, as of December 31, 2020, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

The following table outlines the tax rates for the Company as of December 31:

	2020	2019
Federal Tax Rate	21.00%	21.00%
FL Tax Rate	4.46%	4.46%
Tax Rate	25.46%	25.46%

See the table below for the estimated deferred tax assets of the Company at December 31:

	2020	2019
Net operating loss carryforward	$ (379,291)	$ (18,661)
Total deferred tax asset	96,560	4,751
Valuation allowance	(96,560)	(4,751)
Deferred tax asset, net	$ (0)	$ (0)

The deferred tax asset valuation allowance increased by $91,809 from the year ending December 31, 2019 to December 31, 2020.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

- *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

- *Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

- *Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events from December 31, 2020 to July 13, 2021, the date the financial statements were issued, and has determined that there are no items other than those disclosed below:

Subsequent to December 31, 2020, the Company continued to sell 546,251 shares of common stock through its Regulation CrowdFunding ("Reg CF") on StartEngine, LLC. The Company recognized gross proceeds of $1,015,558 and had a subscription receivable of $54,682 related to the sale of these shares. In connection with this offering, the Company incurred offering costs of $104,161.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

As reflected in the accompanying financial statements, for the year ended December 31, 2020 the Company had:

- Net loss of $360,630; and
- Net cash used in operations was $329,129

Additionally, at December 31, 2020, the Company had:

- Accumulated deficit of $379,291
- Stockholders' equity of $8,822; and
- Working capital deficit of $134,279

The above, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies and financial markets, leading to a global economic downturn. Therefore, the Company expects this matter to negatively impact its operating results. However, the related financial impact and duration cannot be reasonably estimated at this time.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the period ended December 31, 2019, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019, the amount of advances outstanding is $13,600, respectively, and are recorded under 'Advances – Related Party' on the balance sheets. These advances were paid in full during the year ended December 31, 2020 and resulted in a zero balance at year end.

NOTE 4 – RIGHT OF USE ASSET AND LIABILITY

During the year ending December 31, 2020, the Company entered into an operating lease for some property in Deerfield, Florida. As of December 31, 2020, the Company has no financing leases as defined in ASC 842, *"Leases"*. The tables below present information regarding the Company's operating lease assets and liabilities at December 31, 2020.

LIFE IMAGING FLA, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2020 and 2019

	2020
Assets	
Operating lease - right-of-use asset - non-current	$ 654,851
Liabilities	
Operating lease liability	$ 711,182
Weighted-average remaining lease term (years)	4.58
Weighted-average discount rate	8%

The components of lease expense were as follows:

Operating lease costs

Amortization of right-of-use operating lease asset	$ 59,532
Lease liability expense in connection with obligation repayment	24,042
Total operating lease costs	$ 83,574

Future minimum lease payments required under leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2020:

2021	$ 170,948
2022	179,495
2023	188,470
2024	197,894
2025	120,865
Total undiscounted cash flows	857,672
Less: amount representing interest	(146,491)
Present value of operating lease liability	711,182
Less: current portion of operating lease liability	(118,304)
Long-term operating lease liability	$ 592,878

NOTE 5 – STOCKHOLDERS' EQUITY

At December 31, 2020 and 2019, the Company has 4,000,000 authorized shares of $0.0001 par value common stock.

During the year ended December 31, 2019, the Company issued 1,500,000 founder shares of common stock. The 1,500,000 shares of common stock were issued to the J. Thomas Graham, CEO, totaling $150.

During the years ended December 31, 2020 and 2019, the Company issued 243,261 and 9,629 common shares, respectively. These shares were issued for gross proceeds of $467,352 and $17,636, and were recorded net of offering costs of $59,008 and $11,840, respectively.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Start Investing | Edit My Campaign | Trade NEW | Earn Bonus Shares | Blog | Diana C.

This offering is not live or open to the public at this moment.

Life Imaging Fla

"We scan for Life"



Website | Deerfield Beach , FL | HEALTH TECH

Our mission is to educate and provide an affordable early detection system for the two deadliest diseases known to mankind, Heart Disease and Cancer sometimes up to a decade before symptoms even occur.

$0.00 raised

$1,257,212 previously crowdfunded

0 Investors	**$8.63M** Valuation
$4.00 Price per Share	**$248.00** Min. Investment
	Equity Offering Type
$3M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Pilot project conducted under a different company yielded approximately a 37% profit margin with over $500k in revenue in just 4 months.
- Two of the largest causes of death makes this one of the biggest target markets.
$500k in revenue in just 4 months.
- Two of the largest causes of death makes this one of the biggest target markets.
- With limited operating costs, the company is easy to scale to other locations with large profit margins.

OVERVIEW

Life Imaging is a health screening service that takes the guesswork out of preventative care. With a proven unique proprietary direct marketing approach, we have already seen exponential growth in just a few months.

Our mission is to educate and provide an affordable early detection system for the two deadliest diseases known to mankind, heart disease and cancer sometimes up to a decade before symptoms even occur. **Using our state of the art FDA approved non-invasive, fast, and most accurate low-dose GE CT scanner**, this can help detect and prevent a myriad of diseases and help protect our loved ones. (Source)

Early detection absolutely saves lives! Peace of mind through prevention! We now have a choice—no one needs to be a statistic any longer.

"Taking the guesswork out of preventative care."

To understand the scope of the problem, the trailer below for The Widowmaker discusses when scanners were invented and shows the importance of our life saving screening services. Early detection saves lives!



We believe this is another example of why Life Imaging scanners are so important to the community and why our business is necessary to help people. Please note this film is not affiliated with Life Imaging nor does it feature specific Life Imaging products but is a helpful educational film regarding the current issues faced by heart disease.

SINCE OUR LAST RAISE

Scanned over	Our new	Revenue of
1600 people	**Flagship Clinic**	**$532,098**
in our first 6 months	opened	in our first 9 months

Life Imaging is excited to announce that since our last raise we have **opened our Flagship clinic** and now have **scanned over 1600 people in our first 6 months.**

We have 108 patients that have signed up for our Preferred Care Alliance Program for annual screenings, and we have done **$837,097 in revenue our first 7 months of operation.**

We have a goal of $100k+ per week and $5m a year in each location. What's even more exciting for us is that we have developed and proven a very successful, unique proprietary direct marketing model that will grow our business in any location we decide to expand too.

THE PROBLEM

The US is not good at preventative care

The U.S. is embroiled in a **complicated, expensive health care system that does not always have the best interest of the people it serves**. Research or testing of medicine can be heavily inflated, which leaves millions of people in the dark about the underlying health issues they may be having.

There is nothing we fear more in life than death. Whether from old age or from a freak accident, a long battle with a disease or suicide, death is an event that has a momentous impact on families, communities, even nations. One thing holds true in every scenario -- death is always a hard experience.

What if I told you some of these deaths are not only preventable, but the prevention method is affordable? Too many people are dying from heart disease & cancer, and other fatal diseases that can be detected early using this amazing technology.

THE SOLUTION

Modern methods to save lives, affordably

Life Imaging has seen the loss of life first hand, and we have set out to reduce preventable deaths in the U.S. We have developed a solution that will help solve our national health crises of Heart Disease and Cancers.

Our FDA approved CT scanners can easily detect many of these diseases before a patient shows any symptoms sometimes a decade ahead using only a fraction of the radiation of most CT scanners. Life Imaging scanning protocol does not use any dyes, no need to take any clothing off, and only takes about seven or eight minutes.

Full body scans can cost thousands of dollars through insurance and other medical providers, and it is highly unlikely your doctor would even give you a script for a full body scan to begin with, keep in mind medicine is reactive, you normally get a CT scan done when the doctor thinks something is wrong and want to see what's going on inside of you. The problem with reactive medicine is that one third of the time it can be too late. (Source) Our packages are **just 3 to 5 hundred dollars a scan, making our body scans incredibly affordable**. Now, everybody can get scanned, and we can save lives every day.



OUR TRACTION

More than a proof of concept

Prior to setting up Life Imaging, we set out to test the market. The founder did a soft opening in Tampa Bay under a different company, and within 4 months and with just two sales consultants, we produced some pretty extraordinary results.

In our 4 month pilot, under a different company, we hit

some great numbers:

$532k+	195k+	~37%
Gross Revenue	Gross Profit	Margins

AWARDS

Life Imaging Awarded for Most Impactful and Trustworthy companies in 2021

Life Imaging is excited to share that we are a recipient for the DotCom Magazine's **2021 Impact Company of The Year Awards** (source).



Life Imaging
2021
DOTCOM
MAGAZINE
yahoo!finance
ANNOUNCES LIFE IMAGING AS DOTCOM MAGAZINE'S IMPACT COMPANY OF THE YEAR LIST FOR 2021.

* Source, Source

"DotCom Magazine would like to honor your company as making a positive difference in an incredibly unique year. The DotCom Magazine 2021 Impact Company of The Year Awards celebrate shapeshifting entrepreneurs and their companies. When a company like yours makes an impact, not only are you helping your clients, but you are also helping the world become a better place with your selfless commitment to your brand and employees. We are honored to award your company the DotCom Magazine 2021 Impact Company of The Year Award."

- DotCom Magazine



50 Most Trustworthy Companies of the Year 2021 by The Silicone Review

* Link to Award

This year we also made the list of **50 Most Trusted Companies of the Year 2021** by The Silicone Review, one of the world's most trusted sources for business and tech professionals (source). We are excited to be given this award as it is not only based on what we currently are doing but our journey, vision, and what makes us stand out among other companies.



Tom Graham, CEO, Life Imaging FLA, A DotCom Maga...
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Tom Graham, CEO, Life Imaging Fla
Leaders Making News

THE MARKET

Two of the largest causes of death, and growing

Heart Disease

- 1,600,000 people suffer a heart attack every year
- 50% of the men and 64% of the women who die suddenly of coronary artery

disease had no prior symptoms!

- In 2012, $411 Billion was spent on coronary heart disease, a large portion of which was paid by consumers
- Approximately 48% of all Americans will suffer some degree of coronary artery disease
- For 150,000 people, the first sign of heart disease will be their fatal heart attack

Source



Every 26 seconds someone will suffer a coronary event, and every minute, someone will die from one.

Cancer Statistics

Early cancer detection increases survival rates to over 80%. (Source) Of the 1.8 million people who were estimated to be diagnosed with cancer last year, half were expected to be diagnosed late. (Source) And the unfortunate reality is, patients who detect cancer in late stages are much less likely to survive.

But there is good news, you no longer have to be a statistic. Our annual full body cancer scans can bring the advantage of early detection to the masses at risk, and peace of mind to the rest of us.

ACS researchers say that in the US in 2021, almost 1.9 million people with new cancer cases will be diagnosed, and over 600,000 will die from cancer. (Source**)**

- In 2018, an estimated 1,735,350 new cases of cancer will be diagnosed in the United States and 609,640 people will die from the disease
- In 2016, there were an estimated 15.5 million cancer survivors in the United States. The number of cancer survivors is expected to increase to 20.3 million by 2026
- Approximately 38.4% of men and women will be diagnosed with cancer at some point during their lifetimes
- In 2017, an estimated 15,270 children and adolescents ages 0 to 19 were diagnosed with cancer and 1,790 died of the disease
- Estimated national expenditures for cancer care in the United States in 2017 were $147.3 billion

Source



WHAT WE DO

Making preventative care… easy!

Patients simply come in to learn about our process and get scanned, and we provide them with an easy to read detailed report. Depending on the report, we will get the information to their doctor to help them set up the next steps if needed.

For example, if a patient's results show a high calcium score, we will forward that information to their doctor who can tell them they need to do x, y, and z, and we can **set a plan for doing annual screenings** to see any improvements in our Preferred Care program. Heart Disease is reversible in most cases. We make the process as smooth and affordable as possible.

One of the biggest complaints we hear about the healthcare industry is that there is a lack of transparent pricing. With good understanding and knowledge, we

provide to the consumer along with affordable pricing, a simple location, and easy operation, **we take the guesswork out of preventative care.**

No dyes, no taking off of clothes and you're done in 7-8 minutes!



HOW WE ARE DIFFERENT

Affordability, without sacrificing quality



Quality - Our Life Imaging facilities use licensed radiologists, we are not required to have a doctor on our premises which allows us to maintain the highest quality experience at a lower cost to the patients.

Affordability - With bundled payments, the cost per scan is 70% cheaper than traditional scans. Not only this, reactive treatment is shown to cost more to the consumer than preventative medicine.

Ease of use - With scans that take only seven or eight minutes, and detailed reports with 98% accuracy provided the same day, convenience is one of our core values.

THE BUSINESS MODEL

Direct to consumer

Since opening our new beautiful South Florida Flagship clinic, we are currently marketing on 4 radio stations & social media, we have 2 TV commercials in the can, one with Dr. Oz, we start airing on TV in November 2021, in addition to that we have started production of our 30 minute infomercial which will be launched in January or February 2022, we have literally scanned 1620 patients, WOW! We have saved many lives and found significant medical issues in many more that were previously unknown and now can be monitored, and we have provided peace of mind to thousands of health conscious South Floridians. (Source)

We have 108 patients that have signed up for our Preferred Care Alliance Program for annual screenings, we have done **$837,097 in revenue our first 7 months of operation**, and we have scanned over 1600 people in our first 6 months of operation. We have a goal of $100k+ per week, and $5m a year in one location. While that is remarkable in itself, what's even more exciting for us is that we have developed and proven a very unique proprietary direct marketing model that will help us grow our business.

We achieved fast results by blanketing the market with TV, Radio and Social media advertising. We offer free complimentary Heart Scans to potential patients valued at over $500 dollars. We have created quite a buzz here in South Florida!! We plan to continue expanding our proprietary Preferred Care program that involves individual scans and bundling for annual Heart and Cancer screening over 3, 5, and 7 years. We will also work with a branding agency to promote our concept and educate the public to understand we now have a choice when it comes to Heart Disease and Cancer!

Our consultant, a friend of mine who gave us this concept, he is one of the few

operators in the space if not the only one with this same business model, and has been operating this business model in another city and state going on 8 years now, he is consulting for Life Imaging and has almost 10,000 recurring patients. He has had to bring a second CT scanner into his office to keep up with the demand.

COMMUNITY REVIEWS

Our Trust-amonials



Julie L. ★★★★★

Life imaging Florida very well may have saved my husband's life. While in the car I heard an advertisement for life imaging and their heart scans. One offered to have my husband come with me for free we jumped at the chance. An hour after leaving the office we were notified by telephone that unbeknownst to us he had three blocked arteries. I will forever be grateful. Probably saved his life.

Brian M. ★★★★★

The experience and service was exceptional. I had both the heart scan and full body cancer screening. The entire process took under ten minutes and was actually the most relaxing part of my day. Heart disease runs in my family so I was thrilled to immediately see the results of my heart scan show no calcium buildup placing me at a low risk of a heart attack. The results from the cancer screening came in a couple of days later and didn't show any emergency issues but did reveal three abnormalities which could be issues in the future. I'm following up with my primary care physician. The ability to quickly and safely learn what's really going on rather than waiting for a medical emergency is worth it's weight in gold. Highly recommended!

James C. ★★★★★

From the first phone call with Judy the experience was wonderful. Brain is knowledgeable and thorough in his presentation. And the exam is quick and painless. And the peace of mind you get from the test is priceless! And early detection could save your life and extend it.

Gary N. ★★★★★

Thank God for Life Imaging! Tom n Judy treated me like I was a member of their family. The scan found an aneurysm on my aorta. Within minutes of their findings I received a phone call with the news and within 30 minutes my cardiologist had the X-rays AND we assessed the condition. Fortunately all is good now. I'm so thankful for Life Imaging. My cardiologist was not aware the aneurysm existed now it will be on our every 6 month checkups will monitor it! Thank you so much Judy n Tom!

Gina ★★★★★

I loved visiting Life Imaging Fla! The entire office was very clean, beautiful, modern and spacious. The staff was very welcoming and efficient. The owners made us feel right at home and they sent us our results very quickly. Thanks for a great experience guys!


Life Imaging Testimonial
Karen called the Radio station in West Palm Beach and left this message on their answering machine...
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Our CT Scan found a very small Tumor in her left lung
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** These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

THE VISION

Expand, expand, expand!

We already have over 108 paying customers in our Preferred Care Alliance Program to receive annual screenings, which yielded **$837,097 in revenue our first 7 months of operation**. We were awarded the most impactful company of the year award from DotCom Magazine, we have created a huge buzz in South Florida and now have several doctors starting to send us their patients for preventative screenings. South Florida is buzzing with this exciting life saving screening made available and affordable with Life Imaging Fla.

Our new South Florida location is OPEN

Our Flagship Clinic is now up and running and we are off to the races saving lives on a weekly basis! We opened our beautiful new 4,000 sq ft. location in South Florida on April 8th, 2021. We have had thousands of inbound calls in the first 6 months from just our unique marketing campaign.



Our sales are continuing to grow.

We have over 100 reviews both on Google and on our website that are stellar, showing many 5 star reviews, some of which were literally life saving. Please see our amazing testimonials and our short trailer from the Documentary The Widowmaker on our website Lifeimagingfla.com.

Life Imaging has quickly established our unique business model to help save lives on a weekly basis.

The future is bright for Life Imaging

Our plan to continue expanding and move on to two or three other locations over the next few years. Based on the founders soft opening revenue in the Tampa Bay area under the other company, our newest location in South Florida, and our consultants 8 years of success in this unique business model, our goal is to have net profit of approximately 2 million per location with less than ten employees per location.

We have also recently had discussions with one of the biggest franchise groups in the US. They are very interested in developing Nationwide Franchise business opportunities with Life Imaging. This will allow us options to expand our amazing business across the US allowing for many more life saving opportunities.

WHY INVEST ─────────────────────────

Unfortunately, chances are you have a friend or a loved one who has been affected by a serious or fatal health condition. Based on the statistics, far too many of us have had to let go of someone we love. The worst part is, conditions such as heart disease and cancer are often preventable with the right screening.



The Life Imaging's team is no stranger to tragedy. We have also lost those dear to us, so we are as determined as anyone to make sure no one has to go through the same pain. Preventative care is an easy step that everyone can take, and the life-saving statistics backing these scans have an overwhelming amount of positives. We have found an affordable way to make sure everyone can have access to this life-saving information. If not for yourself please do it for your family!

Meet Our Team



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Overview Section Video</u>

00:10

911, police, fire --

00:11

911, my husband's having a heart attack.

00:14

Put the heel of your hand in the center of his chest right between the nipples.

00:17

1, 2, 3, 4, 5, 6, 7...

00:23

- Is he conscious?

- No, he's not.

00:26

In America and around the world, coronary disease is the number-one killer.

00:30

I'm going to start giving him mouth-to-mouth. He's turning black.

00:33

About a third of patients, the first event is... sudden death.

00:37

And this is a completely preventable disease.

00:40

The science is the slam-dunk.

00:42

One day he said to me, "Would you like to see something really neat?"

00:47

We were amazed at the images.

00:50

Every time we tried to redo the experiments, we got the same answer.

00:53

It's just remarkable.

00:55

We were working on something that turned out to be valuable.

00:58

Some of the best cardiologists advised against it.

01:01

I'm not a fan of it.

01:02

I don't like medical cults.

01:06

Breathe in.

01:07

Well, he's an idiot.

01:08

It saved my life.

01:10

Hold your breath.

01:12

And if it saved mine, it can save others.

01:14

Quick. I don't think she's breathing.

01:16

Oh, God almighty.

01:18

How many lives do you think would have been saved if we'd done it in 1990 what we're doing now?

01:25

A lot.

Award Section Video

good afternoon everyone

andy jacob here with the dot-com

magazine entrepreneur spotlight series

we have a wonderful show today you know

oftentimes we speak to entrepreneurs and

founders and we talk about technology

and we talk about

business and we talk about what their

startup is doing or what their

inc 5000 or fortune 1000 company is

doing

today's interview is very interesting

because we've invited mr

tom graham on the show and tom is the

ceo

of life imaging florida and

something very interesting about this

interview is when you get to

interview someone that is actually

responsible

for saving lives it becomes much more

important so tom

thanks so much for coming on the show

today yeah my pleasure andy i'm happy to

get this knowledge and information out

to everybody we can

this is super cool you're the ceo of

life imaging florida

you've opened up your flagship uh

office if you will in deerfield beach

florida your goal ultimately is to

spread these

all the way around the country but this

preventative screening

that you're doing at life imaging

florida is a life changer and a

game changer so let's pull the lens back

to 30 000

feet and tell us all about life imaging

florida

yeah well it's pretty amazing andy and

this this is uh you know fairly new to

me as well i mean i've been a serial

entrepreneur most of my adult life

and i've never been in the medical field

and i kind of stumbled into it a good

friend of mine

has been working this particular

business model for a while in another

state

and by the way only the only guy in the

country that i can find

does exactly what we do so it makes it

pretty exciting um it's not that our

technology is

is unique or or or you know a patented

uh technology we just happen to use the

technology a little bit different so

the idea normally is when you get a ct

scan done andy

you go because the doctor thinks

something's wrong they want to look at a

heart they want to look at a lung

a liver a kidney something is wrong well

what i've learned over the last two

years and it's been a journey

is that you know there's a there's a

better way

if you will now you know i'm not going

to change reactive medicine although

some of the docs are coming along with

it but i can use that same technology to

find early signs of heart disease

in and around the heart with a high

degree of accuracy they say 98

accuracy what's amazing about it is you know

normally you know the doc gets you on a

treadmill it does a stress test but what

they don't tell you is that's not going

to tell you how much blockage you have

so when we take a picture of the heart

using this high definition low dose ct

scanner

we can see exactly what's going on in

and around the heart we can look for any

early signs of coronary artery disease

and quite frankly you know sometimes and

i don't want to say often but sometimes

it's just life-saving

we've had instances where someone would

come in they get scanned and they're

they're they've got huge amount of

blockage in what's called the widow

maker right we've all heard of this

widow maker well we don't want to be any

party of that

that's the one that's the deadly silent

killer because

30 to 40 percent of times when people

have a heart attack and it involves a

widow maker

it's it's sudden death the first symptom

can be sudden death

so if i can get a view of the heart we

can get ahead of it we can look and see

if there's anything that's going on we

can see any early signs

and what's amazing what i've also

learned and keep in mind andy i'm not a

doctor

okay i'm a businessman but what i've

learned is that heart disease is

preventable

and heart disease heart can get better

so once we get this insight from this

great

uh scan that we can do then we know

what's next we we know sometimes you

have to take some

some action that we may not want but at

least now i get to go to the grandkids

wedding

so that's the exciting part in addition

to that we can do full body scans from

the neck to the pelvis we can look at

all of the all the organs inside of the

body we can look at the spine we can

find

all kinds of ailments sometimes you can

find cancer some cancers a decade ahead

can you believe that a decade ahead so

it's amazing when you use this

technology in this preventative fashion

that the things that can happen and the

lives that can be saved

and keep in mind i've only been doing

this now for a short amount of time and

we've got some stories i mean i just

opened

a week ago and we've got somebody that

came in that's about 95

blocked in the widowmaker asymptomatic

doesn't have any idea

as soon as the doctor saw it they they

made her right away go to a cardiologist

you've got to take action because that's

something that can just just

suddenly be you know unfortunately it

can suddenly kill you

now she knows she can take some action

she can do some things now to get better

you know whether it's change your diet

get off the couch quit smoking

uh get some exercise whatever it takes

but the knowledge is so powerful

that's what's exciting yeah that's super

cool tom to be a businessman but

but know that you've you've put a

business together that

actually is so important in people's

lives and we know that the

low dose ct scanning technology has

improved dramatically throughout the

years

we know that preventative screening can

help

save lives with two of the biggest

killers on the planet heart disease

and cancer so let's talk about that a

little bit sure

sure well that's exactly right as i

described you know we can find the most

earliest signs or we

sometimes we find people in late stages

but at least now they know

they can take the appropriate action and

listen the sooner you find out the

better off you are because the less

invasive the treatments are going to be

so the idea and believe it or not we you

know and it sounds amazing and you know

people say all the time well why aren't

more people doing this well

they're not doing it because it's not

reactive medicine you know we're used to

this reactive approach to it

in addition to that you know insurance

doesn't pay for a lot of this

preventative screening so a lot of

people aren't even aware that you can do

this

and one thing that we've done at life

imaging fla is we found a way

to a get people aware of the fact that

you can even do this preventative

screening

in a way that we've made it affordable

for everybody so tom that's

absolutely amazing and i know that

you're going to grow this

business and as a businessman it must

feel great that you're helping

or going to help so many people with uh

this these

life-saving preventative screenings

let's talk about the process somebody

hears the show somebody

hears about this everybody's talking

about it now

especially down in deerfield beach that

you're open

what's the process do they make a phone

call do they set up an appointment

how long does it take and what's the

process for someone to get their

screening

sure sure yeah so the way it works is um

you just give us a call um one of my

people here primarily judy is the one

that you would talk to judy will then go

through some

uh gathering of some information you

know we want to get a feel to make sure

people are age appropriate we primarily

want to screen people between the age of

45 to 75.

you know we want to see if they have any

history of heart disease or cancer in

the family

we just do a quick interview on the

phone then we set up the appointment

and it's really quite easy because uh

you know as long as you're not wearing

any metal in your clothing or a belt

you don't even take your clothes off

there's no contrast there's no dyes

you simply come in now we'll have you

sit down with one of our patient

advocates because part of the process

is to give you the education needed and

um

you know quite frankly as we opened up

here we're doing a great thing

we're offering free heart scans to

everybody and then once they come in and

get a heart scan we can get you in at

absolutely no cost we're doing it

you know uh you know literally free

um there are a few minimum requirements

but part of that is age etc that we'll

go over with you but we're offering

these free heart scans because it's a

way of getting us to

get the education out there people can

come in and by the way the hard skin has

a value of about 500 dollars

so these free heart scans are attracting

a lot of attention and the idea is that

once you come in you can sit with one of

our patient advocates we'll go over the

other screenings that we do the cancer

screenings and it may be applicable to

you and if so

they can get involved and get involved

with some of this other cancer screening

that's very beneficial to people wow

tom that's incredible a 500

value and heart scans it's absolutely

remarkable but that's what you have to

do as an entrepreneur

to make sure that your your clients love

you and make sure that

you're helping as many people as you

possibly can it's a great idea now

once the scan takes place the people are

going to be questioning

well then what happens where does the

scan go how yeah

yeah and all that yeah perfect well you

know of course we have a licensed uh

technologist that runs the equipment

license with the state of florida

and then i have um radiologists doctors

who

will be reading the scans and then they

put a report together

once a radiologist takes a look at it if

there's anything urgent we get back to

the people right away and let them know

hey we found something a little bit

urgent we want you to pay attention to

this and we'll forward the information

to their doctor

and sometimes you know if we need to we

can forward the information to

one of our cardiologists i have two

great cardiologists that we are

working with here in south florida one

of which is the president of the

cardiology american medicine cardiology

in south

in all of florida so we can refer out to

these doctors to get any

needed um you know work done or needed

anything needed to

to get these people in a good place and

you know it's so exciting because it's

you know

it's really non-invasive obviously

painless

um your your the machine the scan

literally only takes the heart scans are

four or five minutes a full body is

seven or eight minutes

so you land this great comfortable you

know

it's like a gal you know like a little

bed which moves you in and out of the

scanner

and that's it and if you don't have any

metal on you don't have to

take anything off you can wear the

clothes you came in on and again the

information we get from these screens is

so valuable and so important to people

i get goosebumps all the time you know

when i when i when i get involved with

somebody and we we get somewhere like

this person i just spoke about is

someone we just screened last week

and bless her heart you know now she's

you know she's got literally

you know grandkids and children and you

know i tell people all the time if

you're not going to do it for yourself

do it for your family

you know that's beautiful tom that's

beautiful so let's

let's pull the lens back just a little

bit more because you you had some very

important points that i want to get

across on yeah

sure is that the people that are doing

the scanning

they're certified expert

scanners from the state of florida

the the scan itself goes to

a radiologist that's correct

the radiologist reads the skin now this

is a radiologist they're they're they're

medical doctors and they read

this scam that's correct look at the

scan they look they probably do these

scans

all day long so they know really what to

look for these are these are

highly trained professionals these are

people that have been through medical

school and they specialize in

reading these scans and then they put a

report together

whether it's god willing negative that

there's nothing wrong

or if there's some positive aspects of

the scans that

they believe the person should look out

for they put this in a

full medical report that comes to life

imaging fla florida and then you

then distribute that report to your

client is that the process

yes that's the process except the way it

works is

our reports go directly i mean like we

receive the reports back and then we put

them in an environment that the client

can go and retrieve their own reports

themselves

and you're right you know the doctor

depending on what's on the report

will will then know any if any action is

needed

and listen i want to be clear you know

most people are okay but at least you

know now that you know you don't have

any issues you need to worry about

and we find something you know we all

know early detection is what saves lives

we all know that

the earlier you find it the better off

you are and when i tell you sometimes

they

you know they can find cancer in one of

these screens that's the size of a grain

of rice

then you're much better off than some

tumor that grows inside of your

your body you know god forbid so the

whole idea behind this it just makes too

much sense doesn't it

but again the part of this process and

what we have to do is just get the

education out there you know i'm

currently working in the south florida

market we're going to

expose this through radio marketing

we're going to expose this through

through tv um as a matter of fact we're

going to have dr oz promoting us here in

south florida

so we've got some really good things

going on that'll help get the word out

there that you know we just have to give

people the awareness that this can even

happen

i didn't know this two years ago i don't

know if you knew it but i talk to people

all the time i'm in south florida now

i've played tennis with these 67 year

old men

and when i tell them what i do they're

like when can i get scanned you know and

i'm like well let's get you in because

it makes too much sense

it yeah unfortunately with medicine it's

just this reactive approach that puts us

where we are and the fact that

you know insurance it's not an insurance

play the good news is let's say you come

in we find something we get on it we get

you into a good place we get you healthy

but what happens then insurance kicks in

then the insurance will take over you

know if there's god forbid something

that needs to be attended to

that's that's a beautiful beautiful

story and i know there's going to be

many more remarkable

uh findings and again god willing people

come in and you find nothing

but i tell you it's a great insurance

policy uh to have to know

that the the certified medical doctor

radiologist didn't find anything on the

scan oh my god was done by a

certified scanner so yeah you have all

the top

medical professionals that are certified

in the field working

on this on your behalf when you come

into life imaging florida which is

really

a wonderful thing to know that you're

going to have some top-notch

professionals

attending to you scanning you reading

the scan

providing the report it's remarkable now

yeah

you mentioned and i got to tell you you

know andy i lost both my parents to

cancer

i'm now 60 years old and i didn't

realize until i got scanned

you know a year and a half ago how much

it weighed on me

how how much it was in the back of my

brain you know when's the ax gonna fall

because both of my parents died of

cancer my mom at a very young age

my father was a cancer survivor for 12

years and then he ended up passing away

when it came back

so for me i was like nervous and i was

like oh my gosh but i have to go i'm

going to get in this business and i knew

the power of it

and so i went in and got scanned and

when it came back what the doctors call

it unremarkable

meaning there's nothing inside of my

body and my organs currently that's

showing any signs of cancer what a

relief

i'm like oh my god okay i'm good you

know and now i get to go on and then i

can if i want i can come in and get

screened in a year or two

and come in you know we recommend

sometimes depending on if you have

history and your family

come in and get an annual screening you

know to spend

30 or 40 minutes in our facility and get

screened to know that you're in good

shape is well worth it once a year

come on it's a no-brainer right it's a

no-brainer tom i'm telling you this is

wonderful and what you're doing for

people in that thank you

in that deerfield beach area is amazing

i'm sure that uh

you'll be expanding very very quickly

what's

let's talk about entrepreneurship just a

little bit because this is the

entrepreneur spotlight series i think

people understand how important

preventative screenings are

the low dose c2 ct scanning

technology has improved dramatically

you've got top-notch

medical personnel working on the team to

not only scam but

read the scans and provide the reports

it's amazing you know

when we think about entrepreneurship tom

i mean

a lot of people are watching the show

and they might be saying to themselves

you know this is really a fascinating

journey that tom took he had

both of his parents pass away from

cancer this thing kind of came across

his desk

and interested him a great deal he knew

that he could change some people's lives

for the better

what was the process to sort of get

involved and get started with life

imaging florida

well that's a that's an interesting

story andy and i'm glad you asked and

that had to do with my screen

that i had done also so what happened

and how i found out about this

was uh i told you i've got a friend

that's been doing it in another city

and i had lost track of him for a dozen

years and ended up moving back into the

tampa bay area where i live and we got

re-acquainted

and we were both we knew each other from

the past we were both business owners we

were both kind of in the same industry

but i had lost track of it i had no idea

was doing this medical stuff

and it really was casual we would we

just were going to get reacquainted so

let's go have some dinner let's go have

some lunch we started talking

then he starts telling me about these

stories about saving lives and i'm like

what and he's like tom it happens every

week and sometimes multiple people

and after hearing all of these stories i

was like dan this

is amazing i said i'm looking for

something to do i said how about we you

and i

go down and we'll go you know cause he's

up in another state and i go we'll go to

south florida it's

you know big markets full of baby

boomers it'd be great he said yeah

that'd be great he goes but tom i'm

getting ready to retire

and you know i just my son's going to

take over the business i don't you know

he goes but if you want to do it i'll

i'll consult you and you know i'll

explain to you what i can do and i was

so grateful that he was willing to help

me honestly because i wanted to do good

on the planet

you know listen if i can do good on the

planet and make it make a you know and

make a living

that's a that's a beautiful thing i mean

i've had i've owned businesses in the

past i've had up to 100 employees about

killed me

i'm like oh my god you know i don't want

to do that but you know we got eight

employees

10 employees i can handle that you know

in my sleep

so you know that's how it kind of

transpired so it came out of nowhere

but as soon as i learned about it and as

soon as i went and got scanned and i

experienced it

i was like this is crazy i got to get

this out there and that's how it

happened

i love it what a great story you know

you you you found yourself a

good friend yeah also in a certain

regard became a mentor

and a new business and that's right we

talked about that all the time on the

entrepreneur spotlight series about

finding a good mentor that can help you

get through the potholes and get around

the the obstacles because they've

already made the mistakes and hopefully

they can stop

you from making the same mistakes that

they made right that's right that's

right and there's and the intricacy of

the business

is a bit of an art the way it's working

and how it how we developed it or how he

developed it actually

it's really really unique in the way

it's done and so

that's you know that's what made that

you know that made it a lot easier for

me if i would have gone on this journey

without him it would have been oh my

gosh i don't even know if i could have

figured it out i'm a smart guy

you know i protect my business too and i

don't want to give too much of the

you know the the information out to

everybody because i want to you know i

want to grow my business but

i've learned that i don't care you'll

never figure it out because it takes a

little bit of um

you know certain things that we do to

make it work properly

and it's very exciting you know i mean

we we turned on the radio campaign and i

got over i got all i don't know almost

um

80 calls in the first two weeks that's

fantastic tom

yeah so many people understand

about health now so many people

understand oh my god

oh my god andy you know listen you know

i was six months delayed due to covid

i had rented my building now i've got an

empty building i'm spending a lot of

money on every month and i was like oh

my gosh this is horrific but what's

happened is

i think people are understanding at

least i've now developed it and it came

before covid for me but listen if we

don't take care of ourselves nobody else

is going to take care of us look at

what's going

on this whole insurance debacle this

whole thing about you know

they don't care i don't care what you

say they just don't care and i got to

tell you too you know

i'm a little disappointed i've learned a

little bit from time to time you know a

lot of the doctors have

have a good interest in everybody's

well-being but you know they're

hard-working guys and they're very busy

too

but for me um you know i think i think

it's just as

exciting as as as it can be yeah this

makes all the sense in the world because

if you can go in

to the life imaging fla if you're in the

deerfield beach area and i would even

suggest driving an hour or two because

it's so important yeah you know

obviously right

sorry we get people from you know as far

we had someone come up from homestead

just above key west

uh so you know right now we're reaching

people all the way from miami as far

north as west palm almost up to i think

almost jupiter or stewart up there

and you can shoot right down 95 it's an

easy drive so yeah

yeah that this whole this whole gold

coast market is why i came here

that's wonderful we talk about it all

the time with

entrepreneurs as an entrepreneur

something goes hand in hand with being

an entrepreneur in most cases and that's

some stress

and same anxiety and one of the

definitions of being an entrepreneur is

you have some stress because you're an

entrepreneur

yeah and i can't tell you how many

wonderful

people who are entrepreneurs that get

under that stress umbrella

don't take care of themselves in the

meaningful way that they can and

by getting a preventative type screening

that will help you understand

about heart disease and cancer

in your body it's just an insurance

policy and if you're an entrepreneur and

you have a big company so many people

depend on you why wouldn't you invest

some what i'll call preventative money

to help you understand where you're at

so you know where you're going and i bet

you're gonna have a lot of entrepreneurs

and ceos

come in to the deerfield beach life

imaging fla

to get their checkup once they

understand that so much is riding on

them is that what you're thinking

yeah absolutely you know and i think

there's even a you know

an opportunity to go into you know

there's a there's i haven't done it yet

i'm just

i'm just thinking out loud with you but

you know there's an opportunity to talk

to companies without

you know these bigger companies with

many employees you know where they can

get ahead of it because it in the end

will save the money when people are not

out sick in some sort of detrimental

uh situation and so it works it works

from every angle as far as that goes not

to mention

you know for your own family you got to

do it for your family the entrepreneur

you're

right there's a lot of stress and strain

we've done it you know

there's a lot of guys like me out there

and it can be

but the other side of the coin is an

entrepreneur when you get over the hump

there's nothing better

i mean i i sold my last business almost

i don't know the semi retired almost 10

years ago i just just for fun went out

and tried to take get a job

are you kidding me a job you know so

so it's like i had a job with a business

development firm and thought i'd enjoy

it i'm like oh my gosh

you know so yeah the entrepreneurs know

it and they know

they know that stress and strain and and

we're happy to take care of them if they

can get

get in and see us i love it tom and i

know we've only sliced out a certain

amount of time obviously you just opened

your phones are ringing off the hook

people are coming in left and right i

know you're running an organization here

but i have a final question for you you

know we do have some younger

entrepreneurs that watch the show tom i

know that you

uh have been through it you know you're

an entrepreneur through and through

you're a businessman

so maybe you could share some insight or

some words of wisdom to the younger guys

and gals watching the show

about what it takes to get through those

potholes or those tough times as an

entrepreneur

sure sure so i've i've told this story a

few times right and and i tell the story

about you know

in my early 30s i opened my first

business

and until then i was a hard-working you

know i was a marketing sales guy like a

lot of guys out there

and i had an opportunity to launch a

business and i tell people all the time

it changed my life profoundly

because when you have your own business

it gives you you know the stress and

strain the reward you get from that

comes back to like being able to to sort

of put your own schedule together

and to be able to you know for the first

time maybe get the lion's share

of any earnings instead of giving you

know being at the bottom of the food

chain

and all i would say is that you know if

you've ever thought about it or you have

a dream or you've thought about an

idea go for it do not hesitate

because it'll work it will work just

don't just don't even put it in your

brain that it won't work

once you get there and you start heading

in that direction

because what'll happen is it's either

going to work or you'll get a little

sidetracked and whatever's over there

will work

but you're going to find your way you

know because they're you know you know

there are worker bees and they're those

other crazy people

and you want to be part of that because

it's not sometimes easy to do but the

reward

is endless endless endless i i you know

do not ever think you can't do it you

can't

i love it tom i love it so much and your

passion about

business comes through and more

importantly your passion about helping

people comes through so you found your

place

it all came together and coalesced in

this wonderful story

this wonderful opportunity your friend

who became your mentor told you

about all these stories about saving

people's lives and you said to yourself

wow you know

what better way to have a business than

to help

people with their health and saving

their lives through preventative

screening using these

low-dose ct scans with the best

technology you're surrounded by the best

operators of the equipment all certified

from the state of florida you're

surrounded by the best radiologists that

are

looking at the scans and running the

reports for your clients it's a

wonderful wonderful story

tom and i just wanted to thank you so

much for coming on the entrepreneur

spotlight series i mean this

is really awesome you have so much to be

proud of and

i'm sure there's somebody in the waiting

room right now uh that is so excited to

to learn the results which god willing

is going to be

what's the word when they say there's

nothing going on there's a special word

yeah well

unremarkable unremarkable

for the first for the first time you

want to be unremarkable

that's right but you're remarkable your

clients

and their radiation radiology reports we

want them

unremarkable tom what a great show

congratulations on what you're doing

thank you so much for coming on the

entrepreneur spotlight series

my pleasure i'm happy to be here and

very blessed thanks andy

Community Reviews Section Video

00:00

hi i just wanted to thank you all for

00:02

running the commercial

00:04

for the

00:06

florida life imaging place

00:09

offering the free heart scans

00:12

pretty much saved my life

00:14

um i went for a scan

00:17

because my mom had died of a heart

00:18

attack at the end of may

00:20

and i realized that my aunt had died two

00:23

years prior of a heart attack and my

00:24

uncle had died several years ago also of

00:27

a heart attack so when i went to get the

00:29

heart scan

00:30

i asked for a full body scan

00:33

and i'm in perfect health no symptoms of

00:36

anything only 58 years old

00:38

non-smoker

00:40

like i said healthy no medications

00:42

and they found a cancerous tumor in my

00:46

left upper lobe of my lung

00:48

which i was told that i caught it so

00:51

early that i am going to be totally fine

00:53

but will require

00:55

surgery and possibly chemo

00:58

but everyone is saying including the

00:59

doctors that

01:00

going and getting that scan saved my

01:02

life so thank you for running that

01:04

commercial

01:05

but i did just want to thank you and my

01:07

name is karen

01:09

bye

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